Exhibit 99.2

. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. .. CONTROL NUMBER 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual, you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management of Suncor Energy Inc. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Annual General Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. In order for this proxy to be effective, it must be validly signed and submitted so that it is received by Suncor Energy Inc. not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Annual General Meeting or any adjournment or postponement thereof. 9. This proxy should be read in conjunction with the Notice of Annual General Meeting, the Notice of Availability of Proxy Materials and the Management Proxy Circular of Suncor Energy Inc. dated February 23, 2022. Proxies submitted must be received by 10:30 am, Mountain Daylight Time, on Friday, May 6, 2022. Notes to proxy 01SO9C 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Fold Fold This Form of Proxy is solicited by and on behalf of Management of Suncor Energy Inc. .. Form of Proxy - Annual General Meeting of Suncor Energy Inc. to be held on May 10, 2022 • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. To Receive Documents Electronically To Vote Using the Internet • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. To Vote by Fax • Complete, sign and date the reverse hereof. • Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is NO CHARGE for this call. • Forward it by fax to 416-263-9524 for calls outside Canada and the U.S. To Virtually Attend the Meeting • You can attend the meeting virtually by visiting the URL provided on the back of this proxy. • Call the number listed BELOW from a touch tone telephone. To Vote Using the Telephone MR SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X 9X9 Security Class COMMON SHARES C1234567890 IND Holder Account Number CPUQC01.E.INT/000001/i1234 1-866-732-VOTE (8683) Toll Free 123456789012345

Fold Fold .. AR2 If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail. Annual Report – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. 01SOAB Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. DD / MM / YY . Signature(s) Date Appointment of Proxyholder Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. I/We, being holder(s) of Suncor Energy Inc. hereby appoint: Michael M. Wilson, or failing him, Mark S. Little OR as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Shareholders of Suncor Energy Inc. to be held virtually at https://web.lumiagm.com/480546232 on May 10, 2022 at 10:30 AM (Mountain Daylight Time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 331008 1. Election of Directors - The election of the following nominees as directors of Suncor Energy Inc. until the close of the next annual general meeting. Withhold For Withhold For Withhold For 2. Appointment of Auditors – Appointment of KPMG LLP as auditor of Suncor Energy Inc. for the ensuing year. For Withhold To vote in the proxy holder’s discretion on any amendments or variations to the matters identified above or such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment or postponement. 3. Advisory Resolution on Executive Compensation – To consider and, if deemed fit, approve an advisory resolution on Suncor’s approach to executive compensation disclosed in the Management Proxy Circular of Suncor Energy Inc. dated February 23, 2022. For Against 01. Patricia M. Bedient 04. Jean Paul Gladu 10. Eira M. Thomas 07. Brian P. MacDonald 02. John D. Gass 05. Dennis M. Houston 08. Maureen McCaw 03. Russell K. Girling 06. Mark S. Little 09. Lorraine Mitchelmore Note: If completing the appointment box above and your appointee intends on attending online YOU MUST go to https://www.computershare.com/SuncorEnergy and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting. 11. Michael M. Wilson MR SAM SAMPLE 123 C1234567890 XXX SUNQ 999999999999